Exhibit 21.1

SUBSIDIARIES OF ONCOTHYREON INC.

Name of Subsidiary	Jurisdiction of Incorporation
Oncothyreon Canada ULC	Alberta
Biomira Management, Inc.	Delaware
ProlX Pharmaceuticals Corporation	Delaware
Biomira B.V.	Netherlands
0811769 B.C. ULC	British Columbia
Oncothyreon Luxembourg s.a.r.l. Protocell Therapeutics Inc.	Luxembourg Delaware